Devine Entertainment Corporation
                                    Suite 504
                                2 Berkeley Street
                                Toronto, Ontario
                                 Canada M5A 2W3

                                                              September 10, 2008

Kristin Shifflet
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re:   Devine Entertainment Corporation
            Form 10-KSB for the year ended
            December 31, 2007
            File No. 0-51168

Dear Ms. Shifflet:

      Reference is made to the letter dated July 24, 2008 from David R. Humphrey of the U.S. Securities and Exchange Commission (the "SEC") addressed to Devine Entertainment Corporation ("we" or the "Company"). The Company's responses to the issues raised in the aforesaid letter are set forth below. The Company understands that certain public filings will need to be made as well. The Company will make such public filings following the SEC's review of the proposed disclosure set forth herein.

1. We will include our file number on the first page of our future filings in the appropriate area.

2. We will file the Item 4.02 of Form 8-K. We did not file an Item 4.02 Form 8-K with regard to the restatements of the Company's financial statements because the re-statements were not determinable or approved by our auditors prior to April 18, 2008, which was subsequent to the Company's extended Form 10-KSB filing deadline. On April 18, 2008, after the Company's independent accountants signed off on the re-statements, the Company proceeded directly with its Form 10-KSB filing.

      Please see the proposed wording of the Item 4.02 Form 8-K below:

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company's long-standing auditors recently merged with Deloitte & Touche LLP and both the auditors and management have undertaken an intense review of previous financial disclosures. As a result, the Company has restated its financial statements for the year ended December 31, 2006 to give effect to the correction of errors resulting from the incorrect accounting for certain transactions. As a result, the impact of corrections for prior years have resulted in an increase in the deficit balance by $181,510 and an additional decrease in equity by $494,550 and which has been offset by a total increase in liabilities by $676,060.

The impact of the restatements for the year ended December 31, 2006 have resulted in a decrease in the deficit by $10,602 and a total reductions of $277,081 in shareholders' equity and total assets. In addition the Company sustained a further loss of $34,402 for December 31, 2006.

The following table summarizes the effects of the changes for 2006.

                                                         Summary of Changes
                                                         ------------------

Balance Sheet

                                                       As                As
                                                    Reported          Restated
                                                    --------          --------

Assets                                            $12,934,759       $12,657,678
Liabilities                                         9,476,413        10,152,473

Capital Stock                                      12,330,949        12,268,006
Contributed Surplus                                 1,267,449           707,165
Warrants                                                 --             335,544
Preferred Shares                                      494,550              --
Deficit                                           (10,634,602)      (10,805,510)
Shareholders' Equity                                3,458,346         2,505,205

Liabilities and Shareholders' Equity               12,934,759        12,657,678


Statement of Operations

                                                       As                As
                                                    Reported          Restated
                                                    --------          --------

Revenue                                              $423,959          $423,959
Expenses                                            2,938,110         2,972,512
                                                    ---------         ---------

Net Loss                                            2,514,151         2,548,553

                        DEVINE ENTERTAINMENT CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                DECEMBER 31, 2007
                         (expressed in Canadian dollars)

                                                           ASSETS

                                                                                                2007                  2006
                                                                                                                    Restated
                                                                                            ------------          ------------
Cash and cash equivalents                                                                   $    245,872          $    268,001
Accounts receivable                                                                            1,028,705                23,170
Film tax credits receivable                                                                    1,112,207             2,127,568
Inventory                                                                                         54,871                88,236
Prepaid and sundry assets                                                                        185,360               190,935
Advances receivable                                                                              494,550               494,550
Investment in film, television programs and recordings                                         5,355,327             9,444,813
Property and equipment                                                                            15,345                20,405
                                                                                            ------------          ------------

                                                                                            $  8,492,237          $(12,657,678)
                                                                                            ============          ============

                                                         LIABILITIES

Accounts payable and accrued liabilities                                                    $  1,569,974          $  1,492,953
Film production loan                                                                           1,840,604             2,121,527
Loans payable                                                                                  1,700,800             1,700,800
Deferred revenue                                                                                    --               4,342,643
Preferred shares                                                                                 494,550               494,550
                                                                                            ------------          ------------

                                                                                              (5,605,928)          (10,152,473)
                                                                                            ------------          ------------

                                                    SHAREHOLDERS' EQUITY

Capital stock                                                                                 12,652,998            12,268,006
Contributed surplus                                                                              902,449               707,165
Warrants                                                                                         708,456               335,544
Deficit                                                                                      (11,377,594)          (10,805,510)
                                                                                            ------------          ------------

                                                                                               2,886,309             2,505,205
                                                                                            ------------          ------------

                                                                                            $  8,492,237          $ 12,657,678
                                                                                            ============          ============

                        DEVINE ENTERTAINMENT CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
                         (expressed in Canadian dollars)

                                                                                                            Stock
                                    Common Shares           Preferred Shares           Warrants            Options
                                    -------------           ----------------           --------            -------
                                   #            $             #         $           #            $             #
------------------------------------------------------------------------------------------------------------------------
BALANCE, as previously
reported
January 1, 2006                35,353,508   11,745,545     494,550    494,550    4,877,450                  3,180,000
Restatement reallocate
warrants from contributed
surplus                              --           --          --                      --        199,046         --
Effect of reclassification
of preferred shares                                       (494,550)  (494,550)

Effect of restated loans
payable
                              ------------------------------------------------------------------------------------------

BALANCE, as restated
January 1, 2006                35,353,508   11,745,545        --         --      4,877,450      199,046     3,180,000

-issuance of stock options                                                                                  1,090,000

-Modification of warrants                                                                       110,512

-shares issued on settlement
   for services rendered and
   accounts payable               551,860       74,904
-issuance of private
   placement  and effect of
   fair value of warrants       3,383,331      444,557                           1,691,666       62,943

-exercise of stock options         25,000        3,000                                                        (25,000)

-expired warrants                                                                 (499,950)     (36,957)

-proceeds from financings

Subscription receivable

Net Loss as restated
                              ------------------------------------------------------------------------------------------
BALANCE, as restated
December 31, 2006              39,313,699   12,268,006        --         --      6,069,166      335,544     4,245,000

-expired options                                                                                             (905,000)

-settlement for services
   rendered                        68,850       10,328

-settlement of accrued
   liabilities                     63,600        9,540

-issuance of private
   placement                    6,475,000      365,124                           6,475,000      227,276

-grant of stock options                                                                                     1,315,000

-modification of warrants                                                                        16,256

-grant of warrants                                                               1,930,000      129,380

- Proceeds from financings
Subscription receivable, net
                              ------------------------------------------------------------------------------------------
NET LOSS
                              ------------------------------------------------------------------------------------------
BALANCE,
December 31, 2007              45,921,149   12,652,998        --         --     14,474,166      708,456     4,655,000
------------------------------------------------------------------------------------------------------------------------

                                 Contributed
                                   Surplus        Deficit
                                   -------        -------
                                      $               $
-------------------------------------------------------------
BALANCE, as previously
reported
January 1, 2006                    1,007,376      (8,075,447)
Restatement reallocate
warrants from contributed
surplus                             (199,046)
Effect of reclassification
of preferred shares

Effect of restated loans                            (181,510)
payable
                              -------------------------------

BALANCE, as restated
January 1, 2006                      808,330      (8,256,957)

-issuance of stock options            31,185

-Modification of warrants           (110,512)

-shares issued on settlement
   for services rendered and
   accounts payable
-issuance of private
   placement  and effect of
   fair value of warrants

-exercise of stock options              (500)

-expired warrants                     36,957

-proceeds from financings            249,098

Subscription receivable             (307,393)

Net Loss as restated                              (2,548,553)
                              -------------------------------
BALANCE, as restated
December 31, 2006                    707,165     (10,805,510)

-expired options

-settlement for services
   rendered

-settlement of accrued
   liabilities

-issuance of private
   placement

-grant of stock options              119,450

-modification of warrants            (16,256)

-grant of warrants

- Proceeds from financings           131,316
Subscription receivable, net         (39,226)
                              -------------------------------
NET LOSS                                            (572,084)
                              -------------------------------
BALANCE,
December 31, 2007                    902,449     (11,377,594)
-------------------------------------------------------------

                        DEVINE ENTERTAINMENT CORPORATION

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                        FOR THE YEARS ENDED DECEMBER 31,
                         (expressed in Canadian dollars)

                                                                             2007           2006
                                                                                          Restated
                                                                         ------------   ------------
REVENUE                                                                  $  6,144,577   $    423,959
                                                                         ------------   ------------

EXPENSES
  Operating & general                                                       1,087,975        903,999
  Amortization & write-down of film, television programs and recordings     5,589,184      2,010,385
  Amortization of property and equipment                                        5,060          6,572
  Interest expense - net                                                       34,442         51,556
                                                                         ------------   ------------

                                                                            6,716,661      2,972,512
                                                                         ------------   ------------

LOSS AND COMPREHENSIVE LOSS                                              $   (572,084)  $ (2,548,553)
                                                                         ============   ============
LOSS PER SHARE

Basic and Diluted                                                        $      (0.01)  $      (0.07)
                                                                         ============   ============
WEIGHTED AVERAGE NUMBER OF SHARES

Basic and Diluted                                                          40,813,586     37,575,373
                                                                         ============   ============

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,
                         (expressed in Canadian dollars)

                                                                                 2007         2006
                                                                                            Restated
                                                                                            (Note 2)
                                                                            -----------   -----------
OPERATING ACTIVITIES
      Loss for the year                                                     $  (572,084)  $(2,548,553)
      Stock-based compensation                                                  259,158       106,060
      Amortization - film, television programs and recordings                 3,989,087       251,643
                   - property and equipment                                       5,060         6,572
      Write-down of investment in film, television programs and recordings    1,600,097     1,758,742
    Change in non-cash operating assets & liabilities                        (4,147,316)    2,490,481
                                                                            -----------   -----------

     Cash flows provided by operating activities                              1,134,002     2,064,975
                                                                            -----------   -----------
FINANCING ACTIVITIES
    Prepaid and sundry assets                                                   (60,000)         --
    Increase (decrease) in film production loans                               (280,923)    2,091,215
    Issuance of shares on exercise of options                                      --           2,500
    Net change in proceeds from financing and subscription receivable            92,090       (58,295)
    Shares issued on private placement                                          365,124       444,557

    Warrants                                                                    227,276        62,943
                                                                            -----------   -----------

    Cash flows provided by financing activities                                 343,567     2,542,920
                                                                            -----------   -----------
INVESTING ACTIVITIES
  Investment in film, television programs and recordings                     (1,499,698)   (4,576,779)
  Purchase of property and equipment                                               --          (3,105)
                                                                            -----------   -----------

 Cash flows used in investing activities                                     (1,499,698)   (4,579,884)
                                                                            -----------   -----------

CHANGE IN CASH AND CASH EQUIVALENTS                                             (22,129)       28,011

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    268,001       239,990
                                                                            -----------   -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                          245,872   $   268,001
                                                                            ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                                               $   133,229   $    71,519
                                                                            ===========   ===========

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company is restating its previously reported consolidated financial statements for the fiscal year ended December 31, 2006. A summary of the impact of the restatement adjustments on the previously reported consolidated balance sheet, statement of operations and cash flows amounts is as follows:

Summary of Restatement Adjustments

(a) In prior years, the Company issued convertible debentures. The fair value of the conversion feature was recorded as part of contributed surplus. The Company did not record the accretion of interest during the term of these convertible debentures. As a result the convertible debentures and the deficit balance were understated by $181,510. These convertible debentures were not renewed upon maturity prior to 2006. Accordingly these debentures have been recorded as loans payable.

      The Company has corrected this error retroactively. As a result the loans payable (previously recorded as convertible debentures) and deficit balance at January 1, 2006 and December 31, 2006 has increased been by $181,510.

(b) The Company has determined that the previously filed financial statements contained errors resulting from the incorrect accounting related to interest for the Company's Investment in film, television programs and recordings. The interest expense should have been capitalized.

      The Company has restated the loan interest paid in 2006 from interest expense and capitalized it to Investment in film, television programs and recordings. The restatement amounts to $30,312. As a result investment in film, television programs and recordings increased by $30,312 and deficit decreased by $30,312 for 2006.

(c) The Company has determined that the previously filed financial statements contained errors resulting from the incorrect volatility calculation used to determine the fair value of warrants and options for the year ended December 31, 2006. As a result, capital stock has been decreased by $62,943 and warrants have been increased by $62,943. In addition, contributed surplus, operating & general expenses, loss and comprehensive loss and deficit for the year ended December 31, 2006 have been increased by $19,710.

      Stock  based   compensation  of  $26,784  was  reclassified  to  operating expenses.

      The Company had previously included warrants as a component of contributed surplus. The Company has determined that the correct presentation would be to disclose warrants separately. As a result contributed surplus has been reduced by $199,046 and warrants have been increased by $199,046. In addition, the fair value of warrants $36,957 which expired in 2006 was reallocated to contributed surplus.

      The Company reissued 2,547,500 warrants which had expired on April 7, 2006. The warrants were extended for an additional year and the fair value of $110,512 was allocated to warrants from contributed surplus.

(d) The Company had previously recorded subscriptions receivables on the balance sheet as a current and long term asset. Under EIC-132, the Company is required to present subscriptions receivables as a reduction in equity until such time that the receivable is collected. The Company has restated subscriptions receivables accordingly and the effect of the restatement resulted in a decrease to Subscriptions receivables of $132,296, a
      decrease  to  long  term   receivable  of  $175,097  and  a  reduction  to
      contributed surplus of $307,393 at December 31, 2006. In addition, proceeds from financing and subscriptions receivable have been grouped together in the statement of cash flows.

(e) The company restated its preferred shares from an equity component to a liability as it was determined that under the CICA Handbook Section 3861, and following the guidance under EIC-149. The preferred shares are redeemable, retractable and have a preferential priority participation in the residual equity of the company, accordingly preferred shares have been restated as a liability. The effect of the restatement resulted in a reclassification from preferred shares in the equity section of the balance sheet in the amount of $494,550 to preferred shares in the liability section in the amount of $494,550 and accordingly dividends amounting to $45,004 would be restated as interest expense.

(f) The company has restated its Investment in film, television programs and recordings to include an accrual for future tax credits associated with its cost of projects in progress. This restatement resulted in an increase in Film tax credits receivable and a reduction in Investment in film, television programs and recordings of $76,000.

The following table summarizes the impact of the restatement adjustment on the previously reported consolidated balance sheet, statement of operations and cash flows for the year ended December 31, 2006.

                       Restated Consolidated Balance Sheet
                                December 31, 2006

                                2006          Affecting periods        2006                          2006
                             As Reported        prior to 2006       Restatement      Ref          As Restated
                             -----------                            -----------------------------------------
Share subscription
     receivable             $   132,296                             $ (132,296)      (d)          $      --

Investment in film,
     television programs,
        and recordings        9,490,501                                 30,312       (b)
                                                                       (76,000)      (f)             9,444,813
Film tax credits
      Receivable              2,051,568                                 76,000       (f)             2,127,568

Long term receivable            175,097                               (175,097)      (d)                 --

Total assets                $12,934,759                             $ (277,081)                     12,657,678

Convertible debentures        1,519,290              181,510                         (a)
                                                  (1,700,800)                        (a)                 --
Loans payable                                      1,700,800                         (a)             1,700,800

Preferred shares                                     494,550                         (e)               494,550

Total liabilities           $ 9,476,413              676,060              --                        10,152,473

Capital Stock                12,330,949                                (62,943)      (c)            12,268,006
Contributed surplus           1,267,449             (199,046)                        (c)

                                                                        19,710       (c)
                                                                      (307,393)      (c)
                                                                      (110,512)      (c)
                                                                        36,957       (c)               707,165
Warrants                                             199,046                         (c)
                                                                        62,943       (c)
                                                                       110,512       (c)
                                                                       (36,957)      (c)               335,544
Preferred Shares                494,550             (494,550)                        (e)                 --
Deficit                     (10,634,602)                                30,312       (b)
                                                    (181,510)                        (a)
                                                                       (19,710)      (c)
                                                                                                   (10,805,510)

Shareholders' equity          3,458,346             (676,060)         (277,081)                      2,505,205

Total liabilities and
     Shareholders'
        Equity              $12,934,759          $     --            ($277,081)                   $ 12,657,678

                                        Restated Consolidated Statement of Operations
                                            For the Year ended December 31, 2006
                                        ---------------------------------------------

                                    2006               2006                         2006
                                 As Reported        Restatement      Ref         As Restated
                                 -----------        -----------                  -----------
Revenues                        $   423,959              --                     $   423,959

Operating expenses                  857,505
                                                       26,784        (c)
                                                       19,710        (c)            903,999

Stock based compensation             26,784           (26,784)       (c)              --

Interest (recovery)                  36,865           (30,312)       (b)
                                                       45,004        (e)             51,557
Amortization and
  write downs                     2,016,957                                       2,016,957
                                  ---------                                       ---------
Expenses                          2,938,110            34,402                     2,972,512
                                  ---------            ------                     ---------

Loss
   Comprehensive
     income (loss)              $(2,514,151)         $(34,402)                  $(2,548,553)
                                ===========          ========                   ===========

Earnings (loss) per
  Common share
Basic                                ($0.07)            --                          ($ 0.07)
                                ===========          ========                   ===========
Diluted                              ($0.07)            --                          ($ 0.07)
                                ===========          ========                   ===========

                                                  Restated Consolidated Statement of Cash Flows
                                                      For the Year ended December 31, 2006
                                                  ---------------------------------------------

                                                  2006           2006                        2006
                                              As Reported     Restatement       Ref      As Restated
                                              -----------     -----------                -----------
OPERATING ACTIVITIES
    Loss for the year                         $(2,514,151)      (19,710)        (c)
                                                                 30,312         (b)
                                                                (45,004)        (e)      $(2,548,553)
    Stock-based compensation                       86,380        19,710         (c)          106,090
    Amortization - film, television
                   programs and recordings        251,643                                    251,643
                 - property and equipment           6,572                                      6,572

    Write-down of investment in film,
       television programs and recordings       1,758,742                                  1,758,742
    Change in non-cash operating
        assets and liabilities                  2,566,481
                                              -----------
                                                                (76,000)        (f)        2,490,481
                                                              ---------                  -----------
Cash flows provided by
         operating activities                 $ 2,155,667     $ (90,692)                 $ 2,064,975
                                              -----------     ---------                  -----------

                                                              Restated Consolidated Statement of Cash Flows
                                                                   For the Year ended December 31, 2006
                                                              ---------------------------------------------

                                                           2006              2006                        2006
                                                        As Reported       Restatement        Ref      As Restated
                                                        -----------       -----------                 -----------
FINANCING ACTIVITIES
    Increase (decrease) in film
         production loans                               $ 2,121,527      $   (30,312)      (b)        $ 2,091,215
    Long term receivable                                   (175,097)         175,097       (d)               --
    Subscription receivable                                (132,296)         132,296       (d)               --
    Issuance of shares on exercise of options                 2,500            2,500
    Net change in proceeds from financing and                  --           (307,393)      (d)
    subscription receivable                                    --            249,098       (d)            (58,295)
    Preferred share dividends paid                          (45,004)          45,004       (e)               --
    Shares issued on private placement                      507,500          (62,943)      (c)            444,557
    Contributed surplus                                     249,098         (249,098)      (d)               --
    Warrants                                                   --             62,943       (c)             62,943
    Cash flows provided by
          financing activities                            2,528,228                                     2,542,920
                                                        -----------                                   -----------
INVESTING ACTIVITIES
  Investment in film, television
             programs and recordings                     (4,652,779)          76,000       (f)         (4,576,779)
  Purchase of property and equipment                         (3,105)                                       (3,105)
                                                        -----------                                   -----------

 Cash flows used in investing activities                 (4,655,884)                                   (4,579,884)
                                                        -----------                                   -----------
CHANGE IN CASH AND
   CASH EQUIVALENTS                                          28,011                                        28,011

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                        239,990                                       239,990
                                                        -----------                                   -----------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                                         $   268,001                                   $   268,001
                                                        -----------                                   -----------

3. We will revise our Form 10-KSB/A to include the complete text of each item changed by the amendment.

4. The SEC's assumption is correct. Canadian shareholders hold over 50% of the Company's outstanding shares. To the Company's knowledge, less than 15% of the Company's shares are held by US shareholders.

5. National Instrument 52-107 "Acceptable Accounting Principles, Auditing Standards and Reporting Currency" states in section 3.1 that "financial statements, other than acquisition statements, must be prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") as applicable to public enterprises." While there are exemptions for SEC issuers that permit their financial statements to be prepared in accordance with US GAAP, provided the Company complies with certain disclosures, Canadian GAAP is required. As we are a Canadian company with our primary business activities and the majority of our shareholders in Canada, the Company's policy is to prepare its financial statements in accordance with Canadian GAAP and reconcile differences in the accounting practices under US GAAP in a specific note to the Company's financial statements.

6. & 7. We will comply. Please see the revised Liquidity and Capital Resources MD&A section below that we propose to include in our amended filings:

Liquidity and Capital Resources

The Company's cash on hand as at December 31, 2007 was $245,872 as compared to $268,001 as at December 31, 2006, a decrease in cash position of $22,129.

A demand loan bearing interest at prime plus 1%, repayable in full by June 30, 2008 was arranged for the financing of 6 episodes of a new one hour TV series entitled Across the River to Motor City, which was produced by the Company's wholly owned subsidiary, Across the River Productions Ltd. The loan is secured by all receipts including all commercialization or exploitation of the series worldwide including pre-sale and funding agreements and various tax credits. The loan is not secured by the parent company's assets and is non-recourse to the parent company. As at December 31, 2007 the production loan totalled $1,840,604 (December 31, 2006 - $2,121,527). Interest due and paid on the above demand loan totalled $132,907 in the year ended December 31, 2007 (2006 - $30,312).

The Company completed a private placement of 6,475,000 units. Each unit of the private placement consists of one common share and one purchase warrant with a purchase price of $0.10 per unit. Each warrant is exercisable at anytime on or prior to April 11, 2009, to acquire one common share at an exercise price of $0.10. Proceeds from the private placement, net of $55,100 of share issuance costs, totalled $592,400. $365,124 of the proceeds was proportionately allocated based on relative fair value to Capital Stock and the $227,276 was allocated to warrants. The proceeds are earmarked for investment in the development of the Company's marketing and distribution activities and general working capital.

The Company expects to maintain renewed growth from operations and expects that proceeds from sales of Across the River to Motor City and its film library will generate additional revenues and positive cash flow through 2008 and beyond.

The Company's working capital deficiency, although reduced, remains significant but is mitigated by the fact that the Company is working towards settling its $1,700,800 of outstanding current loans payable related to the matured 1995 and 2000 convertible debentures. Management is in constant communications with the holders of the majority of this debt, who have consistently supported the Company in the past, and expects that the Company will be able to settle the debt in the normal course of operations.

Nonetheless, the Company remains unable to service this loan and the Company will require additional working capital from its production activities or corporate financing in 2008. The Company continues to seek additional funding.

The Company's financial statements have been prepared on the basis of accounting principles applicable to a going concern, which presumes the realization of assets and settlement of liabilities in the normal course of operations in the foreseeable future.

While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, it has a significant working capital deficiency and its continued existence is dependent upon its ability to restore and maintain profitable operations and to successfully extinguish loans payable, which are currently in default.

The Company is working towards settling the outstanding current loan and no action has been taken by the debt holders and none is expected. Management is in constant communication with the holders of the majority of this debt, who have consistently supported the Company in the past, and expects that the Company will be able to settle the debt in the normal course of operations from a combination of proceeds from equity, debt and VIE financing, the Company's ongoing operating cash flow and through possible conversion of a portion of the debt to equity in the Company.

The Company is pursuing various financing initiatives; however, there is no assurance that the Company will be successful in its financing efforts or in achieving sufficient cash flows from operating activities. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing to fund its continuing operations and meet its obligations as they come due.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities and the reported net income.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Although the audit was conducted in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the auditors' report to the Board of Directors and Shareholders dated April 11, 2008 and the auditor's report to the shareholders dated March 26, 2007, except for the effect of restatement described in Notes 2 and 23, as of April 11, 2008, is expressed in accordance with Canadian generally accepted auditing standards ("GAAS") which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

8. We will delete all references to EBITDA or Adjusted EBITDA from our filed documents (including, without limitation, quarterly financial reports).

9. We will revise our disclosure of the Quarterly Results and the Income Statement to comply with the SEC's comment. Please see the revised Summary of Quarterly Results table and Selling, general and administrative expenses narrative below that the Company proposes to use.

      SUMMARY OF QUARTERLY RESULTS

                                            Restated     Restated    Restated     Restated    Restated    Restated    Restated
                              Dec. 31,     Sept. 30,     June 30,    Mar. 31,     Dec. 31,   Sept. 30,    June 30,    Mar. 31,
                                  2007          2007         2007        2007         2006        2006        2006        2006
                                  ----          ----         ----        ----         ----        ----        ----        ----
Revenues                       147,941     2,032,153    1,935,408   2,029,075       60,430      84,255     115,414     163,860
Selling, general
and                            276,957       392,886      285,586     132,546      216,911     280,670     185,684     232,377
administrative

Amortization:

-Film,
television                    (106,604)    1,364,572    1,354,414   1,376,705       52,135      28,426      86,340      84,742
programs, and
recordings                       1,130         1,215        1,308       1,407        1,514       1,687        1727       1,644

-Equipment                   1,600,097            --           --          --    1,758,742          --          --          --

Write Downs                     43,537       (23,678)       8,846       5,737       51,067      (1,880)     (4,398)     (7,296)

Interest

Net income (loss)           (1,667,176)      285,254      285,254     512,680   (2,019.939)   (224,648)   (153,939)   (150,577)


Basic  earnings
(loss) per common
share                            (0.04)         0.01         0.01        0.01        (0.06)      (0.00)      (0.00)      (0.00)

Selling, general and administrative expenses

The Company's selling, general and administrative expenses for the year ended December 31, 2007 increased by $183,976 or approximately 20% to $1,087,975 as compared to $903,999 in 2006.

Selling, general and administrative expenses include participation costs, and exploitation costs, which include and manufacturing and distribution costs for the Company's film library. Participation expenses and exploitation costs, including manufacturing costs and third party distribution fees and expenses related to sales of Company's library of films, television, programs and motion picture totaled $224,828 for the year ended December 31, 2007 increasing by $23,555 or approximately 12% as compared to $201,273 in 2006.

10. A significant amount of the Company's fourth quarter losses in 2006 and 2007 resulted from write downs. Although the Company reviews its revenue estimates regularly on a quarterly basis, there are a number of reasons that reflect the sales history of the Company's projects for the timing of these write downs. In effect, because of the Company's historical sales and the historical timing of development activities, the Company has looked to the fourth quarter in order to ensure the most accurate estimates and values possible going forward.

      A number of factors have had a significant effect on the timing and changes in revenues estimates over time. In particular,

            (i) The Company considers it core library to be evergreen in nature, where sales that are not concluded in a given period are not lost, but will occur in future periods. The Company's more than fifteen year history supports the fact that its films are long lived assets.

            (ii) The timing and effect on estimates of multiyear broadcast licenses and multiple broadcast and cablecast windows in major territories.

            (iii) The seasonality of the Company's  predominate  non-traditional markets and related sales cycles.

            (iv)  The  historical   seasonality   of  the  program   development
                  investment, financing commitments and production funding in Canada.

      In furtherance of the foregoing,

            (i) The Company considers its films to be an "evergreen" library, since every few years there is new generation of children representing a new audience for the Company's films (a "Disney"-like model). These films have both entertainment and educational values and contain timeless subject matter. In fact, the Company's library of Children's historical dramas (Beethoven

                  Lives Upstairs, The Composers Specials, The Inventors Specials and The Artists Specials) continue to generate significant revenues between nine and 15 years after their initial delivery and release. We believe that these films have a long sales life and that sales (certain territories and media) that are not concluded in a given period are not lost, but more often than not will be concluded as part of the ongoing sales activities of the specific films.

            (ii) While the Company expects certain revenue fluctuations over time, due largely to the sale of multi-year TV rights in different territories, on average, $125-240,000 per major territory, per year, per series is believed by the Company to be achievable with reasonable certainty. In fact, the Company's historical sales include multiple licenses over time (multiple "windows") in the same territory (e.g. our films have been licensed five times in Canada, three times in the US and 4 times in France by different broadcasters over the past ten to thirteen years). The consideration is the timing of these sales over the specific reporting periods and the ten year asset life prescribed by SOP 00-2.

            (iii) The Company's history with sales of these specific film series in its non-traditional educational markets is very seasonal in nature, with the majority of DVD sales taking place in the second half of the year and specifically in the fourth quarter. As an example, the Company's placement of it Composers Specials series in the McGraw Hill catalogue in the third quarter of 2005 resulted in sales of over $400,000 (out of a total $549,000 for the year) in the fourth quarter. In that we were negotiating follow up placements with McGraw Hill and other similar catalogues for the Inventors and Artists Specials through 2006, the Company felt it was reasonable to wait for the results of these negotiations before revising certain revenue estimates.

                  Nonetheless, while we continue to work on placing the Artists Specials films and the seasonal nature of the sales of these films remains constant, we did not conclude a major territory broadcast licence or expand our educational distribution dramatically as we did with the Composers in the fourth quarter of 2006. In addition, the Company notes that its long-lived Children's historical drama series were originally delivered in the fourth quarter (1996 and 1998 respectively), so the balance of any net carrying value for the Inventors Specials was written off in accordance with SOP 00-2 at the end of 2006 ($277,701 in 2006) and the net carrying value of the Artists was also adjusted accordingly at the time ($297,639 in 2006 and $500,332 in 2007, given that 2008 is the last year for sales in accordance with SOP 00-2).

            (iv) With regard projects in development, these investments are also seasonal by nature for the Company. Historically in Canada, where broadcaster commitments have been tied to government industry incentives (through Telefilm Canada and the CTF or Cable Television Fund) with budgets that are set at the end of the first quarter of the calendar year, the Company has initiated its most significant development investments in the fourth quarter of the previous year. Compliance with SOP 00-2 with regard to writing off projects in development that have not been set for production in three years (paragraph 32 of SOP 00-2) has had the effect of making the Company's write downs of projects in development occur predominately in the fourth quarter ($883,148 in Q4 of 2006 and $243,606 in Q4 of 2007).

      While these considerations may or may not point to specific events in the fourth quarter of the year that would occur in the impairment and write down of the Company's investment in film, television programs and recording, which are detailed below, the Company takes the above considerations regarding the timing and reporting of the Company's sales and development above in the interest of accuracy and the effect at times has been to write down certain assets in the fourth quarter of the year.

      Please see the revised Investment in Film and Television Programs and Recordings note and MD&A disclosure below that we propose to include in our amended filings:

Investment in Film and Television Programs and Recordings

In accordance with statement of position of the American Institute of Certified Public Accountants ("SOP 00-2"), the Company's Investment in Film, Television Programs and Recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of federal and provincial film production tax credits, which have been produced by the Company or for which the Company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Exploitation costs, including advertising and marketing costs, are being expensed as incurred. The Company also has an interest in programs, which have been fully amortized in prior years and have no carrying value in these financial statements.

The Company determines amortization of its investment in film and television programs and recordings based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the
"individual film forecast method"). For the proprietary films, television programs and recordings produced by the company, a maximum period of ten years after the delivery of the production is used in accordance with SOP 00-2 to estimate fair value. Revenue and film carrying costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, a reduction in the carrying value of the investment is recognized to the extent that capitalized film costs exceed estimated fair value. Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis.

Development costs which are expected to benefit future periods are also capitalized. Projects in progress include the costs of acquiring film rights to original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film, television programs, and recordings. Advances or contributions received from third parties to assist in development are deducted from these costs. If the property under development has not been set for production within three years, or if upon review management determines that certain costs are unrecoverable, the costs associated with such property are written off to income.

The net carrying value for the Company's Investment in Film, Television Programs and Recordings totaled $5,355,327 as at December 31, 2007 (2006- $9,444,813)

                                                                       2007            Net
                                                                    Accumulated      Carrying
                                                      Cost         Amortization       Value
                                                      ----         ------------       -----
    Completed television programs and recordings  $ 6,874,607      $ 6,609,607     $  265,000
    Completed Motion picture - Bailey's Billions$   6,972,580        4,937,661      2,034,919
    Completed Television Drama Series               5,685,599        3,869,114      1,816,485
    Projects in progress                            1,238,923               --      1,238,923
                                                  -----------      -----------     ----------

                                                  $20,771,709      $15,416,382     $5,355,327
                                                  ===========      ===========     ==========

                                                                       2006            Net
                                                                    Accumulated      Carrying
                                                      Cost         Amortization       Value
                                                      ----         ------------       -----
    Completed television programs and recordings  $15,996,453      $15,066,135     $  930,318
    Completed Motion picture - Bailey's Billion$    6,972,580        4,081,502      2,891,078
    Projects in progress                            5,623,417               --      5,623,417
                                                  -----------      -----------     ----------

                                                  $28,592,450      $19,147,637     $9,444,813
                                                  ===========      ===========     ==========

Amortization and write-down expensed in 2007 for the Company's Investment in Film, Television Programs and Recordings were $3,989,087 (2006 - $251,643) and $1,600,097 (2006 - $1,758,742) respectively, totaling $5,589,184 (2006 -
$2,010,385).

The following tables summarize the Company's amortization and write downs:

      For the Year Ended December 31, 2007

-------------------------------------------------------------------------------
                         Completed films,
                         television
                         programs, &        Projects In
                         recordings         Progress          Total
-------------------------------------------------------------------------------
Amortization                 $3,989,087          --        $3,989,087
-------------------------------------------------------------------------------
Write-down
-------------------------------------------------------------------------------
-Artists Series                 500,332          --           500,332
-Bailey's Billion$              856,159                       856,159
-Miracle Journey                   --        $234,586         234,586
-October 7th                       --           7,500           7,500
-Quarterback                                    1,110           1,110
-Revolving Door                                   410             410
-------------------------------------------------------------------------------

Total Write-down              1,356,491       243,606       1,600,097
-------------------------------------------------------------------------------
Total Amortization and
Write-down                   $5,345,578      $243,606      $5,589,184
-------------------------------------------------------------------------------

      For the Year Ended December 31, 2006

-------------------------------------------------------------------------------
                         Completed films,
                         television
                         programs, &        Projects In
                         recordings         Progress          Total
-------------------------------------------------------------------------------
Amortization                 $  251,643          --        $  251,643
-------------------------------------------------------------------------------
Write-down                                       --
-Bailey's Billion$              300,254          --           300,254
-Artists Series                 297,639          --           297,639
-Inventors Series               277,701          --           277,701
-Red                               --        $498,348         498,348
-October 7th                       --         384,800         384,800
-------------------------------------------------------------------------------
Total Write-down                875,594       883,148       1,758,742
-------------------------------------------------------------------------------
Total Amortization &
Write-down                   $1,127,237      $883,148      $2,010,385
-------------------------------------------------------------------------------

Amortization for the years ended                  December 31,    December 31,
                                                     2007             2006
                                                     ----             ----

                                                 Amortization     Amortization
                                                 ------------     ------------

Completed television programs and recordings       $  119,641      $  251,643
Completed Motion picture - Bailey's Billion$               --              --
Completed Television Drama Series                   3,869,446              --
                                                   ----------      ----------

                                                   $3,989,087      $  251,643
                                                   ==========      ==========

Write-down for the years ended                    December 31,     December 31,
                                                     2007              2006
                                                     ----              ----

                                                   Write-down      Write-down
                                                   ----------      ----------

Completed television programs and recordings       $  500,332      $  575,340
Completed Motion picture - Bailey's Billion$          856,159         300,254
Completed Television Drama Series                          --              --
Projects in Progress                                  243,606         883,148
                                                   ----------      ----------

                                                   $1,600,097      $1,758,742
                                                   ==========      ==========

Completed Television Programs and Recordings

Amortization and write-down of the Company's completed television programs and recordings, which include The Composers' Specials, The Inventors' Specials and The Artists' Specials totaled $619,973 (2006 - $826,983) including a write down of $500,332 (2006 - $575,340). At December 31, 2007, the Company estimates its investment in its proprietary film library of completed television programs and recordings as $265,000 (2006 - $930,318) after accumulated amortization and write-downs of $620,305 (2006 - $774,080).

In the nine-year period from 1999 to 2007, The Artists' Specials, the last series of films in its completed television programs and recordings with a net carrying value remaining, generated approximately $5,850,000 in its first nine years after the original release, which is an average of $650,000 per annum. The Company's ultimate revenue estimates for The Artists' Specials in 2008 is approximately $300,000, based on its history of sales in North American DVD markets and estimates from the recent distribution agreement with the Carrere Group. While, the Company believes that its proprietary library of completed television programs and recordings are evergreen and will continue to generate revenues in the future, in accordance with SOP 00-2 all of the Company's carrying value for its completed television programs will be expensed by the end of the prescribed ten year amortization period of The Artists Specials in 2008. Accordingly, the Company accelerated the expensing of its completed television programs and recordings in 2007 and wrote down its carrying value by $500,332.

Completed Motion Picture - Bailey's Billion$

The Company's investment in its Completed Motion Picture - Bailey's Billion$ as at December 31, 2007 was $2,034,919 (2006 - $2,891,078) after accumulated amortization in prior years and a write-down in 2007 of $856,159 (2006 - $300,254).

Ultimate revenue estimates for the Company's completed motion picture are based on in-depth discussions with and estimates provided by experienced third-party distributors and sales agents, including the contracted foreign sales agent and United States distributor. Each of these distributors has well over 20 years of experience in its area of sales and distribution. The third party sales estimates and the agreements have been reviewed and approved by the motion picture's co-producers, copyright purchasers and production lending bank and then discounted by the Company in an effort to provide conservative and realizable ultimate revenue estimates.

In the United States, Management has used the Company's twenty years of experience with broadcasters in conjunction with the United States distributor's estimates for three windows over ten years as a basis for its television sales estimates. With regard to DVD/video sales estimates, the Company has reviewed distributors' estimates and compared them to the Company's historical sales. P&L models based on these sales estimates and incorporating the distribution fees and expenses defined in the Company's distribution agreements assuming between 500,000 to 1,000,000 unit sales over ten years with average net revenue of $4.26 (U.S.) per unit were discounted and support what management believes are conservative ultimate revenue estimates. The estimates were based on an initial release at a retail pricing of $24.98 (U.S.) for rental and initial sell through release and subsequent drops in pricing to $14.98 (U.S.) and $12.98 (U.S.) as the DVD release migrates to distribution in mass market sell-through and discount markets over the ten-year period. The Company compared and supported this figure with industry standards and published unit sales for comparative family feature films and then discounted them conservatively and modeled the estimates to incorporate the distribution fees and expense limitations in its various distribution agreements. The models provided net revenue estimates of approximately $5 million (U.S.), which the Company then discounted to less than fifty percent (50%), which in effect reflects 750,000 unit sales over ten years at the lowest price and margin.

For estimates in the foreign territories, the Company has relied on its sales agents' estimates on an all rights basis per territory. The Company's ultimate revenue estimates were based on bank approved estimates of initial advance payments per territory which do not take into account any second window television license values and longer term DVD/video royalty payments. These estimates were then discounted to match the discounted United States ultimate revenue estimates, conservatively assuming that all of the other territories around the world would not exceed the revenues from the United States market.

While actual revenues of $6,140,000 from the Company's Completed Motion Picture in the first two years were above the Company's original ultimate revenue estimates and a drop-off was expected while certain non-fundable advances in foreign territories were recouped by distributors, the Company revised its remaining ultimate revenues to approximately $27 million for the next six years in light of changing market conditions and the declining performance of its distributors and accordingly wrote down the net carrying value of Bailey's Billion$ by $856,159 in 2007. The Company believes that ultimate revenue estimates for Bailey's Billion$ are conservative and realizable, notwithstanding the fact that management reviews the estimates on a regular basis and may adjust them down depending on changing results and market conditions over the ten year period that started with the delivery of the film in 2004.

Completed Television Drama Series

Amortization expenses for the Company's completed television drama mini-series, Across the River to Motor City, in 2007 was $3,869,114 (2006 - $0). At December 31, 2007, the Company's investment in its completed television drama series was estimated at $1,816,485 (2006 - $0).

Ultimate revenue estimates for the Company's television drama series, Across the River to Motor City, are based on the Company's 25 year history in the television industry and the distribution in the international broadcast and DVD marketplace and discussions regarding estimated values of broadcast licenses provided by experienced third-party distributors and sales agents, including the Carrere Group and Aver Media. Each of these distributors and sales agents has well over 20 years of experience in its area of sales and distribution. Management has discounted these estimates in an effort to provide conservative and realizable ultimate revenue estimates backed up by a conservative schedule of territory by territory broadcast sales estimates.

In Canada, management's estimates reflect contracted sales of $5,612,500 receivable on delivery of the series (covering 67% of overall Ultimate revenues for the ten year prescribed period in compliance with FASB 53). The balance of Canadian revenues total $360,000 over the ten year period covering three broadcast windows in French Canada, one window after seven years in English Canada, and all revenues from VOD, DVD and digital distribution marketplaces.

In the United States, management has used the Company's twenty years of experience with broadcasters in conjunction with its sales agent's review of broadcast license values for three windows over ten years as a basis of its television sales estimates and then discounted these estimates. As an example, the Company's first window (averaging 36 months) cable broadcast license for 18 of its programs have averaged just over CDN $325,000 and overall Management's estimates reflect a conservative value of $160,000 over three windows over ten years.

For estimates in the foreign territories, the Company has relied on Carrere Group's estimates for a first window sale in France of between $50,000 and $150,000 per episode and reviewed broadcast values for first window sales in the 7 major territories as well as estimates in 25 of 75 key international territories and discounted its estimates to $300,000 for all territories outside of North America for multiple windows over ten years.

With regard to DVD/VOD and digital media sales estimates, the Company has reviewed and compared them to the Company's historical sales. The Company compared and supported these estimates with industry standards and published unit sales for comparative television programs and then discounted them conservatively and modeled the estimates to incorporate its experience with distributor's fees and expense limitations in its various distribution agreements. Management notes that its estimate for all DVD, VOD and digital distribution of the series world-wide for ten years is a conservative $20,000 per episode.

The Company believes that ultimate revenue estimates for Across the River to Motor City are conservative and realizable, notwithstanding the fact that management reviews the estimates on a regular basis and may adjust them down depending on changing results and market conditions in the future

Projects in Progress

Development costs for properties that are expected to benefit future periods are also capitalized. If the property under development has not been set for production within three years, or if upon review management determines that certain costs are unrecoverable, the costs associated with such property are written off to income. The Company wrote off $243,606 of its investment costs in 2007 (2006 - $883,148).

Participation and Exploitation costs

Participation expenses and exploitation costs, including manufacturing costs and third party distribution fees and expenses related to sales of Company's library of films, television, programs and motion picture totaled $224,828 for the year ended December 31, 2007 increasing by $23,555 or approximately 12% as compared to $201,273 in 2006.

There were no participation and exploitation costs related to the Company's completed motion picture - Bailey's Billion$ in 2007 (2006 - $nil) nor its completed television drama series and the Company does not expect to incur any participation and exploitation expenses related to these films in 2008. The Company estimates approximately $190,000 in participation and exploitation costs related to it library of completed television programs and recordings in 2008, of which approximately $50,000 or 26% are costs related to the Artists Specials series, the only series of the Company's completed television programs and recordings with a net carry cost remaining.

The  following  table  summarizes   Company's   participation  and  exploitation
expenses:   related  to  its  library  of  completed   television  programs  and
recordings:

Participation and Exploitation costs             December 31,       December31,
                                                    2007               2006
                                                    ----               ----

    Participation costs                           $ 13,938          $ 49,711
    Manufacturing Costs                             99,456            79,226
    Distribution fees and expenses                 111,434            72,335
                                                  --------          --------

                                                  $224,828          $201,273
                                                  ========          ========

Interest

Interest incurred on funds borrowed during productions of films, television programs and recordings is capitalized as a cost of the production. During the year the Company capitalized interest in connection with various productions amounting to $272,087 (2006 - $169,863).

At year end 2007 96% of completed television programs and recordings, 71% of completed motion picture costs and 68% of completed television drama series costs have been amortized. The remaining period of amortization for the completed projects ranges from one to nine years at December 31, 2007. 100% of completed television programs and recordings will be amortized in 2008. The Company expects approximately 42% of the remaining completed motion picture costs will be amortized in the next three years and expects 84% will have been amortized by 2012. The Company expects to amortize 79% of the remaining completed television drama series costs in the next three years and expects 84% will have been amortized by 2011.

11. As noted above in the Company's response to comment #10, we have complied with paragraph 36 of SOP 00-2, but in so doing as accurately as possible, the seasonality of the sales and related revenues of the Company's library has been reflected by adjustments that have occurred at year end in 2006 and 2007. Please see the revised disclosure for Investment in Film and Television Programs and Recordings set forth above.

12. We will enhance our discussion of the amortization and write downs in the MD&A and include tabular representation. Please see revised disclosure for Investment in Film and Television Programs and Recordings set forth above.

13. We will enhance the disclosure of amortization and write down as per the SEC's comment. Please see the revised disclosure for Investment in Film and Television Programs and Recordings set forth above.

14. We propose to include a reference to the discussion of restatements at the beginning of the MD&A section, following the Forward-Looking Statements disclosure, as follows:

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As explained on pages 35 through 39, and pages 69 through 73 in Note 2 to the Company's 2007 Consolidated Financial Statements, of the Annual Report on Form 10-KSB, the Company has restated its financial statements for the year ended December 31, 2006 to give effect to the correction of errors resulting from the incorrect accounting for certain transactions. As a result, the impact of corrections for prior years have resulted in an increase in the deficit balance by $181,510 and an additional decrease in equity by $494,550 and which has been offset by a total increase in liabilities by $676,060.

The impact of the restatements for the year ended December 31, 2006 have resulted in a decrease in the deficit by $10,602 and a total reductions of $277,081 in shareholders'

15.   Please see our proposed revised section discussing Loans Payable below.

Loans Payable

Loans payable (see Note 2) to the Company's consolidated financial statements) outlined below reflects the Company's 1995, 1996 and 2000 Convertible debentures, which bear interest at 10.5 %, have matured, have not been extended and carry no fixed term. Accordingly the Company has re-stated the outstanding amount of $1,700,800 (2006 - $1,700,800) as a current loan as at December 31, 2007. The creditors have a general security assignment on the assets of the Company. Accrued interest as at December 31, 2007 was $846,505 (2006 - $668,298) and was included in Accounts payable and Accrued liabilities. In 2007, the Company deposited $60,000 in trust related to the loans, to show that the Company was committing a portion of its cash flow towards settlement of its liability and included the amount on the balance sheet with prepaid expenses and sundry assets.

The Company is working towards settling the outstanding current loan and no action has been taken by the debt holders and none is expected. Management is in constant communication with the holders of the majority of this debt, who have consistently supported the Company in the past, and expects that the Company will be able to settle the debt in the normal course of operations from a combination of proceeds from equity, debt and VIE financing, the Company's ongoing operating cash flow and through possible conversion of a portion of the debt to equity in the Company.

Nonetheless, the Company is currently in default of the loans payable and the debt holders have the right to demand on their secured loan. If the shareholders demand on the Company's obligation, they can force the sale of the Company's assets to satisfy the obligation. Although management believes, and is supported by independent valuations, that the value of the Company's assets surpass the value of the loan obligation on a going forward basis, a demand by the Company's secured creditors may negatively affect the market value of the Company's assets and the Company may be required to significantly reduce or limit operations.

16. We will file the Form 8-K related to the acquisition of our previous auditors by Deloitte and Touche LLP. Please see the proposed disclosure for this filing set forth below.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective January 29, 2008, the public accounting practice of Mintz & Partners LLP ("Mintz"), our independent accountant who audited our consolidated financial statements for our fiscal year ending December 31, 2006 was acquired by Deloitte & Touche LLP ("Deloitte") and will be carrying on business as Deloitte.

The Company's future audit opinions will be provided by the Deloitte. Previously issued audit opinions will be re-issued or consent to include previously issued Mintz opinions in SEC filings will be provided by Mintz. Therefore Mintz, with the consent of Deloitte, effectively resigned as our independent accountant of record on January 28, 2008. The resignation was approved by the board of directors and the audit committee.

Mintzs' report on the financial statements for the years ended December 31, 2006 did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principal. There were no disagreements with Mintz, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Mintz's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

During the year ended December 31, 2007, the Company did not consult with Deloitte regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of opinion that might be rendered on our financial statements and we did not obtain written or oral advice in reaching a decision as to accounting, auditing or financial reporting issues.

17. CICA Handbook Section 1100 "Generally Accepted Accounting Principles", paragraph .04 states the following:

      When the primary sources of GAAP do not deal with the accounting and reporting in financial statements of transactions or events encountered by the entity, or additional guidance is needed to apply a primary source to specific circumstances, an entity should adopt accounting policies and disclosures that are:

            (a) consistent with the primary sources of GAAP; and

            (b) developed through the exercise of professional judgment and the application of the concepts described in "Financial Statement Concepts", Section 1000.

      Paragraph .24 states that "accounting pronouncements published with the authority of the US Financial Accounting Standards Board, ... are often important sources to consult on matters not covered by primary sources of GAAP or to assist in applying a primary source of GAAP to specific circumstances."

      With respect to revenue recognition, Canadian GAAP, in EIC 141 "Revenue Recognition" addresses the matters of the existence of persuasive evidence of an arrangement, delivery and performance, and a fixed or determinable sales price. Section 3400 "Revenue" addresses the concept of collectibility. All of these are contained within SOP 00-2. However, Canadian GAAP does not present specific guidance relating to the production or distribution of films. In this specific circumstance, one is permitted to turn to US GAAP for guidance.

18. To clarify, the Company's completed television drama series, Across the River to Motor City, is a mini-series with a complete narrative with a beginning, middle and end. Unlike episodic series which appears to be the focus of paragraphs 34-37 of SOP 00-2, where an initial order can be followed up by cancellation or re-orders that dramatically effect its carrying value, because the narrative and characters are not fully developed and inconclusive, Across the River to Motor City has secondary markets at its current 6-hour length, in it is current form, without additional episodes.

      In addition, the Company believes that Across the River to Motor City also has significant value derived from sales of its format and international co-production rights. Nonetheless, the Company's computation of ultimate revenue from Across the River to Motor City complies fully with the limitations of paragraph 39b of SOP 00-2 and the ultimate revenues estimates for Across the River to Motor City are based solely on the value of the completed six hour miniseries. We confirm that the we comply with paragraph 33 of SOP 00-2 and that the capitalized cost of the Company's completed drama series does not exceed the revenue contracted for the miniseries and that all costs, including set costs (which were not incurred as a separate cost amortized over a larger number of episodes as is the practice in episodic series) are expensed against revenues according to the provisions of paragraphs of SOP 00-2.

19. The Company complies with all provision of sections 43-47 of SOP 00-2 with regard to film costs valuation.

      As per the SEC's comment, the Company will revise its disclosure to clarify the disclosure of the amortization and write offs of its investment in film, separately from the discussion of long lived assets including property and equipment that are described in note 3(m) and in the MD&A as per the following revision:

3.(m) Impairment of long-lived assets

            Long-lived assets include equipment and investments in films, television programs and recordings. Equipment is accounted as per SFAS 144 (see Note 3(f)). Investment in films, television programs and recordings is accounted for as per SOP-00-2 (see Note 6). Long-lived assets are reviewed for impairment on an annual basis at year end or when significant events or circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the Company's investment in films, television programs and recordings is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss if any, which is in excess of net carrying value over fair value, is charged to income for the period. Fair value is generally measured equal to the estimated future discounted net cash flows from the asset.

20. The Company will revise its disclosure to comply with paragraphs 54-57 of SOP 00-2.

      Please see the revised disclosure proposed under the headings Selling, general and administrative expenses and Investment in Film and Television Programs and Recordings above.

21. The Company's write downs of the carrying value of a number of its projects reflect un-forecasted market changes for its properties and the limitations and timing for projects prescribed by SOP 00-2, and not miscalculations in the original estimates of the project's value as has been described above in the Company's responses to comments 10 and 11. The original estimates and values have been prepared in accordance with SOP 00-2 with reliance on experienced third party distributors and sales agents, and the Company's history in the respective markets.

      The Company has described in detail the basis for its ultimate revenue estimates for its completed television programs and recording and completed motion picture in its previous disclosure through the third quarter of 2006 and will expand on such disclosure in the Company's revised and subsequent filings. Please see revised Investment in Film and Television Programs and Recordings disclosure above.

      With regard to the Company's completed television drama series, both general and specific market changes, which have resulted from a series of related broadcaster and investor consolidations in Canada that became evident in the second quarter of 2008 have, in the Company's opinion, negatively impacted future revenue estimates for Across the River to Motor City. The Company has written down the net carrying value for this asset in accordance with SOP 00-2, which will be reflected in the Company's second quarter filing.

      To expand on the situation with Across the River to Motor City, the Company notes that the original broadcaster (CHUM and its subsidiary broadcast network Citytv and its subsidiary cable network Bravo) who commissioned the project (pre-licensed the mini series and contributed an equity investment in the project) was acquired by CTVGlobemedia in 2007 while the project was still in post production. The Canadian government regulator for media and telecommunication, the CRTC (Canadian Television and Radio Commission) ruled against parts of the acquisition, forcing CTVGlobemedia to divest itself (for reasons of media concentration in specific markets) of the Citytv network that the miniseries was programmed on. The project was put in programming "limbo" for a number of months while the principals of the broadcasters tried to sort out their acquisition and the eventual ownership of the rights to our project. Through this process the management of Citytv continued to support the project and commission additional development for additional episodes of any continuing series that followed up where the original miniseries finished. Eventually, Citytv was sold to Rogers Communications and CHUM and Bravo were acquired by CTVGloemedia and the transaction met with Canadian regulatory approval. Rogers took possession of Citytv three weeks before the premiere of Across the River to Motor City (November 22, 2007). Unfortunately while Citytv continued to support the project and its future development into a continuing episodic series, the change of ownership created a void in the advertising and promotion budget for the miniseries.

      Ultimately all of the Citytv management which supported the project left Citytv and new management from Rogers, while still supporting the project, took control of the network. From the end of 2007 and through the second quarter of 2008, Rogers management represented that they were committed to the project, but in the middle of the second quarter of 2008, when programming, advertising and re-branding commitments for the network continued to be defined, the direction and management of the network changed and no commitment was extended to the broadcast and promotion of the project and the programming commitment to the project was postponed indefinitely.

      This dramatic and un-forecasted change in the rights ownership and promotion of the series has, in the opinion of management, impaired the potential future revenues for the mini series. This event, in combination with the effect of the changes in the US currency exchange and the general downturn in the public markets, the economy and the investment environment, have negatively impacted the future revenues and of the program and accordingly, in compliance with SOP 00-2, the Company wrote down the net carrying value of its investment in its completed television drama series as of the second quarter of 2008.

22. The SEC's assumption is correct. Neither the common shares nor the preferred shares have a specified or stated par value, in fact the Ontario Business Corporations Act prohibits it. However, there are 494,000 preferred shares issued valued at $494,000 or a retraction amount of $1 per share. The company recognizes the preferred shares as a liability and not equity and is required to pay interest on these preferred shares as per the terms of the agreement.

      In revised and future filings the Company will disclose that the common shares and preferred shares have "no par value".

23. The modification or extension of the exercise date of previously issued warrants did not result in an additional cost. The recorded fair value of $110,512 was the amount assessed to the modification of the warrants and that value was allocated from contributed surplus. As a result, no additional cost was incurred or recorded. The Company accounts for modifications of warrants under CICA Handbook Section 3780, paragraphs .53, 54, and .55 which the Company believes does not materially differ from the requirements of FASB 123 and FASB 123R.

      In summary, the Company accounts for modifications of warrants as the difference between:

      (a) The fair value of the modified option determined in accordance with the provisions of Section 3870 and

      (b) the value of the old option immediately before its terms are modified is determined based on the shorter of:

            i)    its remaining expected life; or

            ii)   the expected life of the modified option

            In this case, the remaining expected life was 1 day and thus yielded a value of $0. The fair value of the modification was $110,512 as calculated using the Black Sholes option pricing model of which the calculation is attached below. The difference being $110,512 - $0, was allocated to warrants from contributed surplus.

Calculation of fair value of the modified warrants using the Black Scholes Option Pricing Model

Warrants
                           2,547,500                              2006
                                                             (clarify
                                                             term - 1
                                                             day, 1
Expected Life                                       1        year?)
Volatility                                        123%
Dividend Yield                                      0
Risk Free interest rate                          4.19%

Share price                    $0.15

Strike price                   $0.30

Theoretical Value             $0.043
---------------------------------------------------------
Amount to record             110,512
---------------------------------------------------------

Input Variables

               Stock Price                                        0.150
               Exercise Price                                     0.300
               Issued Date                                     06-04-08

How can the
issued date
be in 2008?    Exercisable Date                                06-04-08
               Expiry Date                                     07-04-07
               Volatility                                        122.5%
               Annual Rate of Quarterly Dividends                 0.000
               Discount Rate - Bond Equivalent Yield              4.19%

Intermediate Computations
               Life                                           1.0 term?
               Present Value of Stock Ex-Dividend                 0.150
               Present Value of Exercise Price                    0.288
               Cumulative Volatility                               1.22

Call Option
               Proportion of Stock Present Value                  53.1%
               Proportion of Exercise Price PV                  (12.6%)
             ------------------------------------------------------------
               Call Option Value                                  0.043
             ------------------------------------------------------------

Put Option
               Proportion of Stock PV                           (46.9%)
               Proportion of Exercise Price PV                    87.4%
               Put Option Value                                   0.181

April 7, 2006 - 2,547,500 warrants
1 Years expected life
For 1 years, 3 observations
per month should be selected

                                                                -------
                                                                  1.225
                                                                -------

                 Stock
                 Price            Dividend                           36

     4/3/2006     0.15                                0.000       0.000

    3/20/2006     0.17                                0.000       0.095

    3/10/2006     0.16                                0.000     (0.063)

     3/1/2006     0.14                                0.000     (0.102)

    2/21/2006     0.11                                0.000     (0.241)

    2/10/2006     0.12                                0.000       0.044

     2/1/2006     0.12                                0.000       0.000

    1/20/2006     0.12                                0.000       0.000

    1/10/2006     0.11                                0.000     (0.044)

     1/3/2006     0.12                                0.000       0.087

   12/20/2005     0.13                                0.000       0.080

    12/9/2005     0.13                                0.000       0.000

    12/1/2005     0.13                                0.000       0.000

   11/21/2005     0.13                                0.000       0.000

   11/10/2005     0.12                                0.000     (0.080)

    11/1/2005     0.13                                0.000       0.041

    8/30/2005     0.16                                0.000       0.215

   10/10/2005     0.10                                0.000     (0.438)

    10/3/2005     0.12                                0.000       0.182

    9/20/2005     0.13                                0.000       0.080

     9/9/2005     0.14                                0.000       0.074

     9/1/2005     0.16                                0.000       0.102

    8/19/2005     0.16                                0.000       0.000

    8/10/2005     0.18                                0.000       0.150

     8/1/2005     0.20                                0.000       0.105

    7/19/2005     0.12                                0.000     (0.511)

    7/11/2005     0.12                                0.000       0.000

     7/1/2005     0.14                                0.000       0.154

    6/20/2005     0.11                                0.000     (0.241)

    6/10/2005     0.15                                0.000       0.310

     6/1/2005     0.10                                0.000     (0.405)

    5/20/2005     0.15                                0.000       0.405

    5/10/2005     0.16                                0.000       0.065

     5/2/2005     0.25                                0.000       0.446

    4/20/2005     0.22                                0.000     (0.128)

    4/11/2005     0.22                                0.000       0.000

24. In compliance with CICA 3240 - Subscription Receivables are normally recorded as an asset. However, they may be reported as a contra account to the shares subscribed in the equity section on the balance sheet. The Company chooses to report subscription receivables as a contra account in the equity section to conform with US GAAP whereas per SEC regulations and FASB EITF 85-1, the SEC requires that public companies report notes received in payment for the enterprises stock as a deduction from shareholders' equity. Accordingly, the Company also adjusts capital stock and the share subscription receivable amount when the installment is received.

      In connection with the LLP associated with the subscription receivables, an additional 408,000 common shares may need to be issued as at the end of 2010. The limited partners will have the option to convert their units in the LLP into 3,000 common shares per unit of the Company. Hence 136 units at 3,000 shares per unit = 408,000.

      The unit holders of LLP are entitled to participate in the revenue stream of the Company's film library. Upon consolidation of the VIE's, the consolidated balance sheet would include the LLP's portion of the film library.

Devine Entertainment Film Library Limited Partnership
Summary of (new) Investors in 2007

                                                                post-dated cheques (on hand through 2010)
  Investor             Units      Dec.31/06     Mar 31/07       Dec.31/07    Mar 1/08      Mar 1/09     Mar 1/10      Total
                                                                -------------------------------------------------------------
                                                                  0.06148     0.05572        0.0378        0.029       0.184
                                                                -------------------------------------------------------------
                                                                  0.33413     0.30283        0.2054      0.15761
David Woolford            12                                       18,444      16,716        11,340        8,700      55,200
Nick Paiva                 2                                        3,074       2,786         1,890        1,450       9,200
Gabriel Mozer             20                                       30,740      27,860        18,900       14,500      92,000
Colin Webster             10                                       15,370      13,930         9,450        7,250      46,000
Alison Bell                2                                        3,074       2,786         1,890        1,450       9,200
Lorne Allen               10                                       15,370      13,930         9,450        7,250      46,000
                     ---------------------------------------------------------------------------------------------------------
Total                     56                                       86,072      78,008        52,920       40,600     257,600

Summary of 2006 Investors
D.Karas                   70        142,996       115,759               0     132,772        20,433
D.Woolford                10         20,428        16,537               0      18,967         2,919
                     --------    ------------------------------------------------------------------
                          80        163,424       132,296               0     151,739        23,352

25. We will change the description of tax credit information in the notes (Government and Other Assistance) to: "Tax credits are recognized when the Company has persuasive evidence to determine that it is probable that the amount claimed will be received."

      Refundable film and television production tax credits are related to specific projects in development and production and are a government industry incentive that provides project financing to the production company. Usually one of the Company's subsidiaries, based on the labor expenses on the specific project is involved. Refundable tax credits are not related to the Company's income taxes and do not affect the Company's corporate income taxes, loss carry-forwards or the Company's future tax assets or liabilities. We will delete the reference to tax credits in note 13 on all revised and future filings.

      The Company estimates, finances, applies for and collects Canadian film and television tax credits. Canadian film and television tax credits are not related to the Company's corporate tax and are a government industry incentive that reduces production costs.

      We are very accurate as we required to be the investors, participants and the interim financiers regarding our tax credit estimates. The Company has a great deal of experience financing and collecting production tax credits. Our history over the past ten years has confirmed that our estimates of tax credits receivable on a production are within 2% (both above and below) the actual tax credits received.

      Canadian film and television tax credits are subject to significant oversight by the specialist audit firms (Kay and Warburton were the independent auditors for the production of Across the River to Motor City) that review and provide opinions on our estimates (as required by our interim as a condition of financing and the relevant government agencies before advancing funds), audit our production costs and prepare the production company's tax returns and tax credits applications. The tax credits estimates are also reviewed and certified in advance by relevant government authorities CAVCO (Canadian Audio Visual Certification Office), the OMDC (Ontario Media Development Corporation) and the other participants in our productions, including Telefilm Canada, CHUM and others to qualify the amount and financing of the tax credits and to confirm that the project is fully financed. The calculation, financing, application and collection of tax credits are something we have a great deal of experience with and we have never had a material difference in collecting our tax credits receivable.

      We recognize a tax credit receivable based on the independently certified estimates and when we have had an independent production party audit. The independent auditors also confirm the tax credit application and file the production company's return. Nonetheless - we do apply for as much as we are eligible for - and there is always a little "push-pull" when the Canada Revenue Agency ("CRA"), the federal taxation authority and the Ministry of Finance ("MOF"), the provincial taxation authority, audit the production costs. For our production Across the River to Motor City, we have completed our initial CRA and MOF audits and all of the tax credit payments have been approved with the exception that we are currently discussing the eligibility of about $48,000 in labor expenses which works out to possible tax credit adjustments of about $10-20,000 or less than one-half of 2% of the total $2.8 million credits received or receivable for this production. (Please see table below.)

      The Company also accrues tax credits in capitalized projects in progress. As per our auditor's guidance, eligible labor expenses in development are expected to result in the receipt of tax credits when the project is produced, as described in the tax credit receivable disclosure in the Company's financial statements. The effect of the foregoing is that an estimate of the tax credits on a project's eligible development expenses are reported as a tax credit receivable and reduce the carrying cost of the project in development. The Company had accrued $97,361 in tax credits receivable as at December 31, 2007, and has accrued an additional $115,000 in tax credits receivable in the six months ended June 30, 2008.

Tax credits received
3 years - 2005 - 2007 plus Q-1 and Q-2 2008

                                                                                                  Tax credits
                                                             Tax credits                          Accrued for
                                                            Receivable at                         development
                Received on productions completed             year end            Variance          on PIP
                ---------------------------------             --------            --------          ------
                    Bailey             ATRMC
         2004                                                  $299,097
         2005      $323,097                 $0                                    $24,000
         2006            $0                 $0               $2,051,568          -$227,641
         2007            $0         $1,823,927               $1,112,207                             $97,361
     Q-1 2008                         $562,714                                                      $58,000
                ---------------- -------------------
                   $323,097         $2,386,641


     Q-2 2008                         $403,393                                                      $57,000
balance receivable                     $48,739  Cleared Q-2                      -$48,739          --------
                                 -------------  total per ATRMC production                         $212,361
                                    $2,838,773  financing = 98% of estimated
                                                tax credits receivable

26. We will reflect the appropriate presentation on all revised and future filings.

27. We will reflect the appropriate presentation on all revised and future filings.

28. We will reflect the appropriate presentation on all revised and future filings.

29. We will reflect the appropriate presentation on all revised and future filings.

30. The Company has completed its assessment of internal control over financial reporting, and will revise the language and disclosure of Item 8A to eliminate any confusion. Please see the proposed revised disclosure below. The certifications of the CEO and CFO will also be updated.

ITEM 8A. CONTROLS AND PROCEDURES

Management's Responsibility for Financial Reporting

The Company's consolidated financial statements are the responsibility of management and have been approved by the board of directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the board and is comprised of two outside directors and the Chief Financial Officer. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit committee reviews the Company's annual consolidated financial statements, the report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting difference and other information in the Annual Report. The committee reports findings to the board for consideration by the board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte and Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Deloitte and Touche LLP has full and free access to the Audit Committee.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company has carried out an evaluation, in accordance with Exchange Act Rules 13a-15 and 15d-15 and under the supervision of and with the participation of management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures at the end of the period covered by this report. As described below under Management's Annual Report on Internal Control over Financial Reporting, the Company's CEO and CFO have concluded that as a result of a thorough review of the Company's prior financial disclosures, the Company determined that the previously filed financial statements contained errors requiring restatement as reflected in Note 2 to the December 31, 2007 and 2006 consolidated financial statements, that there are material weaknesses in disclosure controls and the internal control over financial reporting as of December 31, 2007 and that the Company did not have sufficient in-house expertise to ensure compliance with the measurement, recognition and disclosure requirements under Canadian and US GAAP for certain transactions.

Management's Annual Report on Internal Control and over Financial Reporting.

The Company's CEO and CFO (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Act of 1934, as amended. Such officers have evaluated these controls and procedures as of a date within 90 days of filing of this report.

Internal controls include those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the board of directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As a result of a thorough review of the Company's prior financial disclosures, the Company has determined that the previously filed financial statements contained errors requiring restatement as reflected in Note 2 to the December 31, 2007 and 2006 consolidated financial statements. The Company has concluded that there are material weaknesses in the internal control over financial reporting as of December 31, 2007 and that the Company did not have sufficient in-house expertise to ensure compliance with the measurement, recognition and disclosure requirements under Canadian and US GAAP for certain transactions.

Management's Plan for Remediation of Material Weaknesses

The Company has undertaken efforts to improve its internal control over financial reporting and to remediate the material weaknesses identified above. The Company has designed, implemented and will maintain an effective control environment over financial reporting. The Company has taken or will take the following actions: The Company is committed to enhance its internal controls. When complex or unusual transactions surface, management actively seeks a solution in-house and then has consulted third party experts for the resolution.

In addition, the Company has updated its Canadian and United States generally accepted accounting principles knowledge and established a number of control procedures designed to strengthen its capabilities to both identify and address any potential errors before they are reported in the future.

With the implementation of these corrective actions, the Company believes that the above noted material weaknesses will, over time, address the material weaknesses that were identified in its internal control over financial reporting as of December 31, 2007. However, the effectiveness of these procedures remains to be tested in 2008 and several fiscal quarters may be required prior to management being able to conclude that the material weaknesses have been remediated. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Changes In Internal Control Over Financial Reporting

The Certifying Officers have indicated that there were no significant changes in the Company's internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation, and there were no corrective actions, other than the action noted above, with regard to significant deficiencies and material weaknesses.

31. The Company's Year-end re-statements have addressed the previous disclosure deficiencies, and the actions taken by the Company are intended to ensure that disclosure controls are remediated in the Company's subsequent filings. We will update our disclosures in our Form 10-KSB and March 31, 2008 Form 10-Q quarterly filing.

32. As noted in our response to comment 31, The Company's Year-end re-statements have addressed the previous years' disclosure deficiencies. The Company believes that the actions taken by the Company has remediated its disclosure controls have and its disclosure deficiencies have been corrected in the Company's subsequent quarterly filing for the quarter ended March 31, 2008. Nonetheless, the Company will continue to review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable and acknowledges the need for revisions as per the SEC's letter dated July 24, 2008.

33. We will reflect the appropriate presentation and form type on all revised and future filings.

34. As further requested, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to any such filing; and (iii) the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

                                              Very truly yours,

                                              Devine Entertainment Corporation

                                              By: /s/ Richard Mozer
                                                  ------------------------------
                                                  Name: Richard Mozer
                                                  Title: Chief Financial Officer